
LEK TREK
50
anos
Desde
1971

brf

BRF DAY

December 08, 2021

Disclaimer

This presentation may contain any statements that express the expectations, beliefs, and assumptions of BRF S.A. management (BRF) about future events or results. Those statements do not correspond to historical facts and are based on competitive, financial, and economical data currently available and current forecasts on the industries where BRF operates.

The verbs ‘to anticipate’, ‘to believe’, ‘to estimate’, to expect’, to project’, 'to plan’, 'to forecast', 'to intend’, 'to seek’, ‘to look forward’ and other verbs with similar meaning identify those prospective statements concerning any risk and uncertainty that might result in material differences between the current data and the forecasts of the presentation, and not ensure any future performance of BRF. The factors that might affect BRF’s performance include, without limitation: (i) the acceptance of BRF goods by the market; (ii) the volatility related to the Brazilian economy, the economy in the countries where BRF operates, financial and securities markets and competitors where BRF operates; (iii) changes in the legislation, tax and government policies related to domestic and foreign, meat and meat-based markets; (iv) the increasing number of competitors, with new producers in the Brazilian and international markets; (v) the capability of meeting the quick changes following regulatory and technological factors; (vi) the capability to keep a continuous process to introduce competitive, new products and services and to preserve the competitiveness of those products already existing; (vii) the capability to attract customers in national and international jurisdictions; and (viii) the impacts caused by the COVID-19 pandemic. Other factors that might affect the results can be found in the BRF Reference Form and the BRF Annual Report in the 20-F Form, filed with the U.S. Securities and Exchange Commission, especially in section “Risk Factors”.

All the statements contained in the presentation are based on the information and data available as of their disclosure date, and BRF does not commit to updating such information and data in case of any future information or event.

The presentation is not a sale offer nor a purchase request for any security.

We began our journey



We were agile to advance in opportunities and prudent to overcome adversity

Focus on executing our Vision 2030

Top 3[1] in the ***Pet Food*** segment in Brazil with the acquisitions of Hercosul Group and Mogiana Alimentos



BIOFRESH
Balance
Herói
NATURA
GRAN PLUS
FARO

Value-added pork and **ready meals solutions**, focusing on the needs of consumers, with increasingly practical and tasty products



NABRASA

Advancing in **Omnichannel** strategy, bringing food solutions to consumers wherever they are and however they want

Acceleration of alternative **proteins** in the Brazilian market

- **1st carbon neutral** plant-based chicken
- **1st company** in Brazil with access to technology in the **cultivated meat** segment with investments to Aleph Farms



VEG &TAL
Sadia

1. Source: According to estimates based on data provided by ABINPET (Brazilian Association of the Industry of Pet Products)

We invest in capacity increase with focus on value added solutions

+30% of production capacity increase for **high value-added industrialized items**





+25% of capacity increase of **high value-added pork cuts**



Inauguration of the Seropédica-RJ plant, built upon on Industry 4.0 concept

Investments in Bardirma **(Turkey)** and in **Dammam (Saudi Arabia)**



We grew with operational efficiency

Partnerships to increase **Energy Efficiency**

aes Brasil pontoon CLEAN TECH

Saving of

BRL 1.7 bi

in **15 years**

SEO[1], as a lever to capture efficiency in all of our production units

Reduction of

73% Losses[2]

43% Idleness[3]

49% Loading time[4] in productive plants

25% Accidents[5]



Notes: Evolution YTD set´21 vs. YTD set´18

1) Operational excellence program 2) Losses in the production process (R$ M), do not consider claims; 3. Idleness: Farming & Industry (R$M) 4. Finished product loading time in factories 5. Severity rate: days lost (certificate) and debited (according to the debt table provided for by law) referring to accidents with work leave (YTD sep. '21 vs 2019)

We advanced in our digital transformation journey


DIGITAL
JOURNEY
Agile practices

Value chain


Iot
Sensores
4.0

Commodities 4.0	Agro 4.0	Industry 4.0	Quality 4.0	Logistics 4.0	Mercato em casa	Central BRF	Virtual Assistants	People & Services

+80 **Digital projects**

+BRL 500M **estimated end-to-end gains** in our chain[1] by **2023**

+4.5K Employees trained in **Agile Culture** and ready to multiply the knowledge

3 consecutive **years** in **1st place** as the most innovative company in the use of Technology[2]

1. Gains through Commodities 4.0, Agro BRF, Logistics 4.0, Industry 4.0, E2E Planning, Supply, among others
2. In the food, beverage and tobacco industry category



Adverse scenario in 2021 challenged profitability

Inflationary scenario

Cost increase of main inputs[1]

+2.4x **corn**
BRL 91.02[2] vs. BRL 38.17[3]

+2.0x **soybean meal**
BRL 2,284[2] vs. BRL 1,132[3]

+2.0x **packaging**
Polypropylene: BRL 8,513[2] vs. BRL 4,106[3]
Polyethylene: BRL 8,381[2] vs. BRL 4,597[3]

COVID-19 pandemic

Changes in the Chinese market in pig farming

Protectionist measures

Macroeconomic crisis in Turkey

Foreign exchange volatility

1. Evolution vs. costs in 2016 | Source: Bloomberg 2. R$/bag or R$/ton in 2021 3. R$/bag or R$/ton in 2016

Consistent deliveries with efficient and disciplined management

Top Line Increase

+ 24%

ROL[1]

Cost management and lowest historical SG&A level

~15%/ROL

-1.3 pp of SG&A[1] reduction

Efficient procurement of grains and inputs

-37%

In relation to the market average[2]

Offset of tax credits

~BRL 1 bi

9M21 Monetization

Financial discipline

9.3 years
(+2 years vs 3Q20)

Average debt term



1. 9M21 x 9M20 (LTM)
2. It considers the evolution of the price of Corn, Soybean Meal, Main plastics for rigid and flexible packaging, variation of inflation indexes, IPCA, IGP-FGV, Diesel (ANP) and Dollar. 3Q21 data

A much more profitable, efficient and less volatile company



EBITDA (BRL million) vs Accumulated evolution of the Industry's main cost indexes[1]
100
101
111
114
157
178
94
102
104
120
141
2,938
2,508
2,462
5,317
5,187
5,459
2016
2017
2018
2019
2020
2021 - LTM
Accumulated variation in market costs and indexes
Accumulated variation of the unit cost (BRL/kg) of BRF
Adjusted EBITDA (BRL million)

	2016	2017	2018	2019	2020	2021 - LTM
Adjusted EBITDA Mg.	8.7%	8.9%	8.2%	15.9%	13.1%	11.8%

[1] It considers the evolution of the price of Corn, Soybean Meal, main plastics for rigid and flexible packaging, variation of inflation indexes, IPCA, IGP-FGV, Diesel (ANP) and Dollar.

In a normalized inflation scenario, mitigated costs would translate into profitability gains

EBITDA simulation, BRL bi



5.5
0.5
5.0
12%
~2.0
+4 p.p.
~7.5
16%
EBITDA (3T21 - LTM)
Operational Efficiency, Procurement and Management
Simulated EBITDA 1
EBITDA Margin
Savings



Sadia

1. 3Q21 Simulated EBITDA – LTM considering the potential cost mitigated against the accumulated increase in market prices of the main cost indexes in the industry.

Note: The analysis above is a mere reference, without characterizing a projection of results or effects on the Company's equity structure. See the 'Legal Notice' at the beginning of this presentation.

Competitive advantages difficult to replicate

Engaged employees with vast knowledge

Forbes

"Best company to work for in Brazil"

86%

Employee engagement during the pandemic[1]

Commercial and Logistics Structure anticipating the ambition of

300k active clients[2]

in Brazil by **2023**

House of Brands

Favorite brands in the food segment

Sadia Perdigão Qualy Banvit



Sadia
SUÍNO FÁCIL
LIVRE&LEV
PRESUNTO COZIDO SUPERIOR
PERDIGÃO
SPECIALE
VEG&TAL
NABRASA
Claybom
Qualy

1. Pulse Survey: Dec 2020
2. Active clients in the last three months.

Sustainability in everything we do

BRF ESG
#OurPartForTheWhole

ISE B3

The only food company to be part of the ISE portfolio[1]

Environment

NET ZERO 2040

~90% of electricity from **clean and renewable sources** (wind and solar) by 2024 in Brazil (aes Brazil, pontoon)

+BRL 200M to bring **solar energy panels** to integrated producers (Banco do Brasil)

Commitment to **trace** 100% of the grains purchased from the **Amazon** and the **Cerrado** regions until 2025

Social

Donations to combat COVID-19 pandemic — BRL 100M

UN Global Compact Rede Brasil — EQUIDADE É PRIORIDADE

ecco comunidades

Governance

ESG target linked to **variable remuneration**

Transparency Award for Integrated Report**, IIA and ISO 37,001 Certifications**

New Policies: Human Rights, Sustainability and Sustainable Purchase of Grains

Review of **Transparency Manual and Supplier Code of Conduct**

1. Corporate Sustainability Index

We invite you to participate in our 3rd BRF ESG Forum (December 09, 2021, 10h30 a.m. BRT)

brf


LEK TREK
50 anos
Desde 1971

BRF DAY

December 08, 2021



brf

VISION

2030

BRF DAY 2021

BRAZILIAN MARKET

Brazil is a great opportunity



Purchasing and consumption habits are changing

- Search for more practicality and convenience
- Balance between healthiness and indulgence
- Search for confidence, food safety and Brand endorsement
- 61% of Brazilian consumers do not like to cook[2]
- New channels and purchasing processes

Consumption will grow in the next years

- Repressed demand
  - Ready meals (42% of households)[1]
  - Plant based (less than 1%)
- Pork per capita consumption,
  - In Brazil, is half the consumption of mature markets[3]
  - Is one third of the chicken consumption[3]
  - Is an opportunity for value-added products

1. Source: Kantar Painel 2021 I 2. Source: Mintel I 3. Source: Euromonitor - 2019 consumption/habitants/year

Brazil has a strategic role



We will increase revenue and profitability

- Boost per capita consumption
- Capture value in the Core with portfolio and service
- Join new categories
- Moving forward in the value chain via new business models



A house of strong brands with complementary roles

Sadia

Leading the **innovation** agenda and **improve the consumer experience**

Qualy

Expand the breakfast consumption through culinary use and **new categories**

Deline

Bringing the brand closer to the regional culture

PERDIGÃO

Relevance in the segments of **greater consumption** and appropriation of **consumption occasion** (i.e. barbecue)

MERCATO EM CASA

Laboratory of physical or digital **experience**



SUÍNO FÁCIL
Sadia
bio
LIVRE&LEV
PRESUNTO COZIDO SUPERIOR
SPECIALE
Qualy
PÃO DE QUEIJO
MANTEIGA EXTRA COM SAL
Deline cremosa
PERDIGÃO NABRASA
MERCATO
LEVE pra casa e GANHE muito mais do que tempo.
PRATOS PRONTOS SADIA
Lançamentos

Driven by agile innovation and commercial excellence

Wherever and however our clients want

OMNICHANNEL



D2C | Direct relationship with the consumer

- New businesses to test replicable models within traditional retail
- To strengthen our brands
- New channels for innovations

MERCATO Sadia | MERCATO EM CASA | Magalu

B2B | The largest and best frozen food supplier

- Increase capillarity, with +200 thousand customers[1]
- Raise by 20%[1] product mix on the Route
- Increase Market Share

Center brf | BEES

B2B2C | Improve the shopping experience of our brands

- Expand D2C Learning
- E-commerce & Physical Retail Stores

iFood | Rappi

- Increase Market Share

We made progress in undertanding our consumers
(BIG DATA and CRM)

To increase REVENUE and PROFITABILITY

1. Until 2026

Transformation of the food market

VISION 2030: FURTHER ADVANCES



Value-added pork

- Expansion of **convenience and practicality** with **12 new products**
- **Communication for breaking consumption barriers**



VEG &TAL
VEG cheddar burger
VEG &TAL
VEG mayo burger

Alternative Proteins

- We have a **complete portfolio** with **10** Sadia Veg&Tal **products**
- **1st** to launch meat-like **chicken cuts** line in Brazil
- **Brazil's first** plant-based **carbon neutral** Chicken (Veg Chicken)
- Launching the **ready-to-eat Veg&Tal snack**



Ready-Meals

- **23 new** products
- Expansion to **new platforms:** Speciale and Livre&Lev
- **New segment** of performance with Shelf-Stable



Expressive achievements

- Increased **revenue by 22%** *(LTM sep' 21)*
- Reach **7%** of the Gross Revenues with **Innovations**, approaching the **ambition** of **10%** in 2023
- **84%** of the portfolio focused on **value-added** products
- **Capacity** expansion and production line modernization
- Maintaining **profitability** in a challenging scenario

SADIA and **PERDIGÃO** simultaneously grew in brand preference with consumers and **BRF** reached **42.6%**[2]

brf	#1[3] Sadia	Perdigão
+3.8 pp	+1.8 pp	+2.1 pp

A growth in **penetration**[1]: 4 million new homes

Sadia	Perdigão
+8.9 pp	+14.1 pp

QUALY: Absolute leader in **margarine preference**[3] with **53%**[2]

brf	Qualy	Claybom	Deline
+2.0 pp	+0.2 pp	+1.0 pp	+0.9 pp

1. Data 2021 YTD vs. 2017 (source: Kantar Worldpanel)
2. Data 2021 YTD vs. 2019 (Source: Kantar Insights)
3. In the food segment

brf


LEK TREK
50
anos
Desde
1971

BRF DAY

December 08, 2021



VISION
2030
BRF DAY 2021

INTERNATIONAL


To be a global food company present in the main consumption centers

Leadership in relevant global markets

Foods that are present in the lives of several generations and millions of families

#1 Middle East

ساديا Sadia | PERDIX

36.3% Market Share[1]

#1 Turkey

Banvit

23.6% Market Share[1]

9%[2] of global chicken exports

Present in +117 countries

Key-player in Brazilian exports

Japan: 35%[2]

China: 20%[3]

1. Sep´2021 (Source: Nielsen)
2. Source: Global Sol
3. % brazilian exports of chicken
4. % brazilian exports of swine

Strategy supported by 3 levers focused on adding value

Competitive export platform

Continuous market & product mix **optimization**

Qualifications: maintenance and new

Consolidate leadership in Halal

Investing in **local presence**

Value-added **innovations**

Global Expansion

Local presence in markets that **represent 50%** of **high value-added consumption**

Achievement supported by 3 levers focused on adding value

Competitive export platform

26 new exporting licenses in 2021

Consolidate leadership in Halal

Investments to capacity increase in **Turkey** and in **Saudi Arabia 100%** focused in **high value-added processed products**

Global Expansion

Focus on **expanding into new markets**

Advances in the value-added journey

20%

of sales coming from value-added products
(+ 2 p.p. vs 2020)[1]

+3p.p

of sales coming from high value-added innovations
(5% in 2021 vs. 2% in 2020)[1]

45

Releases added value products in 2021[1]



mozzarella pizza
pizza de mussarela
pizza à la mozzarella
PERDIX
PERDIX
Sadia
Broasted Chicken ZINGs
Fillets
100%
BROASTED
FAMILY PACK 1.5kg
PERDIX
Sadia
サディア
Frozen Whole Chicken Seasoned

1. 3Q Results (2020 and 2021)


LEK TREK
50
anOS
Desde
1971

brf

BRF DAY

December 08, 2021



brf

VISION
2030
BRF DAY
December 8, 2021

NEW BUSINESS

Innovation focused on the main consumer needs

CLEAN LABEL

LOCAL SOURCING

EAT ON THE GO

COMFORT FOOD

FOOD WASTE

HEALTH & WELL-BEING

REAL FOOD

SUSTAINABLE CONSUMPTION

CONVENIENCE

PLANT BASED

PRACTICAL/EXPRESS

GOURMET



% Innovation / Total Gross Revenue
6x
1%
7%
10%
2016
2021
2023

Innovation ecosystem

ENTREPRENEURIAL CULTURE

Garagem brf

Olheiros de Inovação BRF

3rd edition

2k

ideas generated since the 1st edition

Honest market

Present in

+700

condo stores

+200%

Monthly revenue growth

CONNECTION WITH THE ECOSYSTEM

hub brf

# of engaged startups

2018	2019	2020
~80	~150	~300

... already bringing partnerships in the main priority themes for BRF

- ALEPH FARMS – Technology
- agrotools – Digital Transformation
- ecco comunidades – ESG

TECH PLATFORMS

+30 **product technology projects** aiming to bring **competitive advantage** to BRF with 2 focuses:

- **Vanguard in** Core categories
- **New categories**

Innovation ecosystem

BRF is one of the most innovative companies in Brazil

Prêmio Valor Inovação Brasil 2021 (7ª Edição)

#5 in the food, beverage and ingredients segment

↑2 positions **vs 2020**

100 Open Startups – TOP Ranking 2021

#1 most attractive corporation for startups

#3 in the Food Sector

Grow+ Innovation Awards (2a edição)

#1 in the ESG Impact Projects category *(VEG Carbon Neutral Chicken)*

#3 in the General ESG category *(ECCO and ECCO Game Platform)*

Campeãs da Inovação – Amanhã

#5 Most innovative company in southern Brazil

Startup Awards 2K21

#10 in the Corporation Category

Important Steps in New Businesses


VEG
&TAL
Sadia

- **Alternative** Proteins
- **Ready Meals**
- **BRF** Ingredients
- **PET**

brf

Alternative Proteins



VEG &TAL

Protagonism in the development of alternative proteins

- **The greatest transformation** in food sector of our generation
- Portfolio attending **various occasions**: main meals, on-the-go & appetizers
- Leadership in developing the use of Brazilian **bio-ingredients**
- **Investments in technology** reduced **61%**[1] of costs with better **sensorial performance** to our consumers
- **Pioneer** in the technological development of **cultivated meat** in Brazil in partnership with Aleph farms



VEG &TAL
Sadia
VEG frango em tiras
VEG frango em cubos
VEG frango desfiado
VEG almôndega
VEG carne moída
VEG cheddar burger
VEG mayo burger

1. ROL YTD 2021 vs. 2020 2. Reduced cost of imported vs. national hamburger

Ready meals



SPECIALE Sadia

Innovation at the service of the consumer: transforming solutions into ready meals

Practicality and **convenience**, with **healthiness** and **indulgence**, in a **sustainable** way, from **preparation to disposal**.
This is to be ready!



Transform the core

Elevate the core: New solutions

Innovate the core: Continuous improvement and innovation



Core
brf

+20

Innovations in 2021,
in line with the main trends

Convenience and Practicality

- Comfort Food / Homemade
- Health and Wellness Clean Label
- Gourmet
- Indulgence
- Seasonality



brf
ingredients



Value creation through circular economy

OUR 100% INTEGRATED CHAIN



Technology and innovation
Animal feed production
brf ingredients
Production System
Integrated
BRFi raw material
Breeding, slaughter and processing

- **85%** of in natura animal co-products are **transformed** into products with **high added value**
- Responsible for **~7%** of the company's total EBITDA
- **Global** marketing
- Operating profit **trippled** in the last 3 years

brf

PET FOOD



We accelerated **investments** and are already among the **leaders** in the segment

brf Hercosul Mogiana

Joining forces of large and renowned companies that **complement each other**

- **Complete portfolio** of brands and products
- **Leaders** in the **natural segment** (Guabi Natural and Biofresh)
- **National presence**

3rd national player, with **10% Market Share**[1]

There are now **5 factories**, (SP, RS, PR and Paraguay) increasing production capacity by **15x**



1. Source: According to estimates based on data provided by ABINPET (Brazilian Association of the Industry of Pet Products

In 2022, we will perform with excellence:

Portfolio harmonization **among brands**: focus on the customer of the specialized sector

Innovation at the heart of everything we do

Materializing **operational synergies**: Logistics & Commodity Supplies

Omnichannel, bringing food solutions to consumer wherever they are and however they want

Optimization of GTM[1] for **accelerated growth in Direct Sales**

Relationships with customers as our great foundation


Herói
NATURAL
GRAN PLUS
FARO
Balance
BIOFRESH

1. Go to Market


LEK TREK
50 anOS
Desde 1971

brf

BRF DAY

December 08, 2021

FINAL MESSAGE




HUMM

We began our journey in a very challenging year



Phase I — II — III — Visão | Vision 2030

- We were agile to **capture opportunities**
- We are **more efficient**
- We know how to **operate in adversity**
- **We advanced + 2 p.p.** in the value-added portfolio with innovation and strength of our brands



Sadia
VEG
SÓ BRÓCOLIS
SPECIALE
Qualy
PÃO DE QUEIJO
CHESTER

We will keep moving on

expanding the market size, leading through brands, categories, and innovation



Stages


I
II
III



- **Our financial discipline** will keep us at **prudent levels of leverage**
- We will adjust the pace of execution of our plan according to the scenario
- Without losing **focus to seize opportunities**

We will keep moving on

expanding the market size, leading through brands, categories, and innovation



Stages

I — 2021-2024

Top Line **~BRL 65bn**

EBITDA
2.0x > 3Q20 LTM

II — 2025-2027

Top Line Brazil
+60% > 3Q20 LTM

Top Line and **2.5x EBITDA > 3Q20 LTM**

III — 2028-2030

Top Line **~BRL100bn**

EBITDA
> 3.5x > 3Q20 LTM

Value-added portfolio greater than **70%**

...keeping the leverage below 3.0x

THANK YOU!

brf

VISION
2030
BRF DAY
08/DEC

For more information about BRF go to:
brf-global.com

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